Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

January 24, 2019

Esma Elmazaj and Pat O’Reilly on Creating a Powerhouse of Innovation
IMO Leadership Profile

How will our shared culture of innovation and operating philosophy create a stronger platform to drive growth for our planned merger?

Both L3 and Harris are technology-driven organizations with significant R&D investment and a combined workforce of approximately 19,000 engineers. L3 has approximately 10,500 and Harris has almost 8,500 engineers. The combined company will have the opportunity to accelerate investment in select technologies to expand leadership in key strategic domains.

The Integration Management Office (IMO) Engineering Functional Integration Team must develop the plans, processes and systems to achieve a flawless coming together of this powerhouse of innovation.

Esma Elmazaj, Senior Director of Engineering at Harris Corporation, and Patrick “Pat” O’Reilly, Vice President of Engineering at L3, the IMO Engineering Leads, are spearheading the integration planning for their function to help realize the promise that 1 + 1 is bigger than 2.

“The two companies share a mutual commitment to innovation and technology. That is truly exciting for engineers who want to create solutions that address critical challenges. And this opportunity to solve meaningful problems is just going to get bigger after we merge.” O’Reilly says.

Prior to joining L3, O’Reilly worked in Silicon Valley in an engineering start-up company. Previously, he was the Director of the U.S. Missile Defense Agency (MDA), overseeing all U.S. missile defense programs. During his service in the Army, O’Reilly was the project manager for various high-profile programs including Patriot Advanced Capability-3 (PAC-3), Ground-based Midcourse Defense (GMD) Terminal High Altitude Area Defense (THAAD) Missile Defense Systems and was the Program Executive Officer (PEO) for combat service support.

“I am most excited that we have the opportunity to solve the new problems that are facing our customers,” O’Reilly says. “I can see the potential for breakout technologies.”

O’Reilly’s IMO lead partner, Esma Elmazaj was Engineering Director at BAE Systems, a defense contractor supplying to militaries and governments, where she held various engineering leadership positions from executing programs working as a functional lead to developing technology roadmaps and helping create new opportunities through winning many Contractor Research and Development contracts. Elmazaj also has a 16-year background in the commercial sector working in various leadership positions at Ford Motor Company taking products from idea to mass production.

“Engineers are at the core of Harris and L3 technologies and they will be a driving force for innovation. Each engineer has something to contribute to this merger,” Elmazaj says. “We should all be excited for the innovation and opportunities to come.”

To achieve a seamless integration, Elmazaj and O’Reilly are exploring improved methods of communicating and developing an integrated engineering management model that empowers engineers and enables the growth they are anticipating. This includes an improved ability for collaboration with other functions, like Operations. O’Reilly and Elmazaj are leveraging ways to enhance access to the combined intellectual capital of 19,000 L3 Harris engineers.

“With the planned Day 1 implementation of improved channels of communication for engineers, we will make the engineers knowledgeable about what each organization brings, both in opportunities and capabilities,” O’Reilly says.

“We would like to integrate as rapidly as we can post closing, but at the same time, we want to maintain continuity. Our goal must be to satisfy our customers as we progress, transition and make the changes necessary to realize the full value of our capabilities as it makes sense for the business.”

As the integration moves forward, both Elmazaj and O’Reilly see the potential for our engineers to develop future technologies by combining core capabilities from each company. And their advice… “embrace the mission-solution mindset – get excited and be ready for innovation and growth.”

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on December 14, 2018 that includes a preliminary Joint Proxy Statement of L3 and Harris and a preliminary Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  The Registration Statement has not yet become effective.  A definitive Joint Proxy Statement/Prospectus will be sent to L3 stockholders and Harris stockholders.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the preliminary Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’ website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’ directors and executive officers is contained in Harris’ Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the preliminary Joint Proxy Statement/Prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’ businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’ operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’ common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’ ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’ control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in L3’s and Harris’ Preliminary Joint Proxy Statement/Prospectus that forms part of the Registration Statement on Form S-4 filed by Harris and the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’ most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’ subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.

Integration Management Office (IMO) L3 Technologies, Inc. and Harris Corporation